Gentor Resources Inc.

PRESS RELEASE

GENTOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – November 13, 2017 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that, further to its September 26, 2017 press release, it has closed a non-brokered private placement of 10,000,000 units of the Company (the "Units") at a price of Cdn$0.05 per Unit for gross proceeds of Cdn$500,000. Each such Unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. The Company intends to use the proceeds from this financing (the "Financing") for general corporate purposes. Directors and officers of the Company purchased 2,500,000 of the Units issued under the Financing.

The said shares and warrants issued by the Company under the Financing are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 8488.